# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eaton Vance California Municipal Bond Fund, CIK 0001177161
CUSIP: 27828A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 04/29/2025
Amends the filing with accession number 0000769317-23-000075
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 3300 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota (MN), 55402-4130, 612-359-2536

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,539,586; sole dispositive power 0; shared dispositive power 3,539,586; aggregate amount beneficially owned 3,539,586 (14.3% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,539,586; sole dispositive power 0; shared dispositive power 3,539,586; aggregate amount beneficially owned 3,539,586 (14.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Eaton Vance California Municipal Bond Fund
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Comment: This Amendment No. 7 ("Amendment") amends and supplements the statement on Schedule 13D filed on October 6, 2023, and amended by Amendment No. 1 on November 7, 2023; Amendment No. 2 on December 1, 2023; Amendment No. 3 on December 28, 2023; Amendment No. 4 on January 24, 2024; Amendment No. 5 on April 9, 2024, and Amendment No. 6 on December 30, 2024, (collectively, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares") of the Eaton Vance California Municipal Bond Fund (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 24,672,939 Shares outstanding as of Date, which is the total number of Shares outstanding as reported in the Issuer's Report on Form N-CSR filed with the Securities Exchange Commission for the period ended September 30, 2024.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 3,539,586 Shares held in client accounts which represent 14.3% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts. .
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Sit Investment Associates, Inc. Chairman & CEO (04/30/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Sit Fixed Income Advisors II, LLC Chairman & CEO (04/30/2025)